Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Healthcare Trust of America, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-202388) on Form S-3 of Healthcare Trust of America, Inc. of our report dated April 28, 2017, with respect to the combined statement of revenues in excess of certain expenses of the Duke Realty Healthcare Properties for the year ended December 31, 2016, which report appears in the May 1, 2017 Form 8-K of Healthcare Trust of America, Inc.

Our report related to the combined statement of revenues in excess of certain expenses refers to the fact that the statement was prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933 and is not intended to be a complete presentation of revenues and expenses.

/s/ KPMG LLP

Indianapolis, Indiana

May 1, 2017